Exhibit 99.1

Lilium N.V. publishes convocation notice and agenda

for its upcoming Extraordinary General Meeting of shareholders

MUNICH, Germany, August 8, 2023 – Lilium N.V. (“Lilium”) (NASDAQ: LILM) today published the convocation notice and agenda for its Extraordinary General Meeting of shareholders (the “Extraordinary General Meeting”), which will be held on Monday, September 11, 2023, at 2:00 p.m. CEST (8:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The convocation notice for the Extraordinary General Meeting, the agenda with explanatory notes as well as all ancillary documents relevant for the meeting are available on the Investor’s page of the Company’s website (https://ir.lilium.com). Such documents provide further details regarding the Extraordinary General Meeting, including information regarding the record date, voting by proxy, and the live audio webcast of the Extraordinary General Meeting.

Contact Information for Investors:

Folke Rauscher, Investor Relations

investors@lilium.com

Contact Information for Media:

Meredith Bell, Vice President, External Communications

+41 79 432 57 79

press@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, and the Kingdom of Saudia Arabia, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.